PointView Capital, Inc.
Eric S. Tait
Chief Executive Officer and Director
3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

May 15, 2012

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

Re: **PointView Capital, Inc.**
Amendment No. 4 to Offering Statement on Form 1-A
Filed March 30, 2012
File No. 024-10306

Dear Mr. Kluck:

I am writing in response to your letter dated January 10, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>General</u>

1. **We note that each note at maturity may be automatically extended for the same term and interest rate as the maturing note, and investors will have the option to redeem the notes instead of having them rollover. Please explain to us how the rollover of the notes at maturity will comply with Section 5 of the Securities Act. We may have further comments.** *The Company has modified the rollover provision of notes to eliminate automatic rollover and replaced such provision for an optional rollover by the holder of the note by giving the Company notice not less than thirty days before maturity and subject to the delivery of the company of a then current prospectus issued pursuant to a then current registration statement.*

<u>Investment Criteria, page 12 of 17</u>

2. **We note your response to comment 5 of our letter dated February 24, 2012 and we reissue in part our prior comment. Please explain in greater detail your disclosure that the company will seek to acquire properties with at least 30% equity including repair value. In addition, please include in the offering statement, your response from your letter dated March 22, 2012 that the company does not intend to enter into any loans to finance the properties and that the company intends to acquire all properties exclusively with cash raised from this debt offering.** *The registration statement has been revised to explain in further detail the disclosure regarding the acquiring properties with at least 30% equity including repair value. Specifically, the following clarification has been added:*

"In this current market we will seek to acquire assets in the residential asset class including single-family and multi-family with at least 30% equity on an after repair value basis. In other words, we seek assets with

at least a 30% discount off the market value of the home. This means that the spread between the market value of the home and the actual price we pay for the assets plus any anticipated expenses for repairs and modifications should be at least 30% of the market value of the asset."

The Company has also included a statement that the company does not intend to enter into any loans to finance the properties and that the company intends to acquire all properties exclusively with cash raised from this debt offering at the end of this paragraph.

Strategy, page 12 of 17

3.   In the first paragraph under this subsection, you state that the company may partner with third party real estate investment companies in identifying and acquiring properties ideal for investment. Please describe these third party companies in more detail. *This reference to partnering with a third-party has been removed after discussions among us, the principals. We have chosen not to engage, partner or associate otherwise with any third-party.*

Payment or Rollover at Maturity, page 17 of 17

4.   We note your disclosure that the issuer may extend the term of the maturing note for the same term as the term as the maturing note and at the same interest rate. Please discuss whether the rights under the extended note will be the same as the maturing note. *As discussed under Section 1 above, the Company has modified the rollover provision of notes to eliminate automatic rollover and replaced such provision for a voluntary rollover by the holder of the note by giving the Company notice not less than thirty days before maturity and subject to the delivery of the company of a then current prospectus issued pursuant to a then current registration statement.*

Exhibit 5.1 Marketing Materials

5.   We note your response to comment 13 of our comment letter dated February 24, 2012 and re-issue the comment in its entirety. We have reviewed the marketing materials and continue to believe that you need to revise them to comply with Rule 251(d)(1)(ii)(C), which provides that printed advertisements may contain no more than the following information:

- The name of the issuer of the security;
- The title of the security, the amount being offered and the per unit offering price to the public;
- The general type of the issuer's business; and
- A brief statement as to the general character and location of its property.

For example, the title of the security could read "Unsecured 7% notes maturity of 6 years" and should contain no promotional language. Also the general type of the issuer's business should disclose that the company has no operations and owns no properties. *The marketing materials have been revised accordingly.*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, (202) 551-3432, Eric McPhee, Accounting Reviewer, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Eric S. Tait

/s/ Eric S. Tait
CEO